UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69291/April 4, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15242

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In the Matter of   :
                                                             :
ADZONE RESEARCH, INC.,   :
ARTCRAFT III, INC.,   :   ORDER MAKING FINDINGS
ATLANTIC SECURITY, INC.,   :   AND REVOKING REGISTRATIONS
BRANDED MEDIA CORP.,   :   OF SIX RESPONDENTS BY
CAPITAL GROUP ONE, INC.,   :   DEFAULT
CYBERWORLD TECHNOLOGIES, INC., and   :
CYFIT WELLNESS SOLUTIONS, INC.   :

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The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on March 12, 2013. The OIP alleges that the seven named Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports with the Commission. All Respondents were served with the OIP by March 18, 2013. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). At the prehearing conference on April 2, 2013, the Division of Enforcement (Division) stated that it was contacted by only one Respondent, and that Capital Group One, Inc. (Capital Group One) will not contest the allegations. On April 3, 2013, the Commission issued an Order Making Findings and Revoking Securities Pursuant to Section 12(j) of the Exchange Act as to Atlantic Security, Inc. See Adzone Research, Inc., Exchange Act Release No. 69283.

Findings of Fact and Conclusions of Law

All remaining Respondents are in default because they failed to file an Answer, participate in the prehearing conference, and otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP true as to each of them. See 17 C.F.R. § 201.155(a).

Adzone Research, Inc. (Adzone Research), Central Index Key (CIK) No. 1102013, is a void Delaware corporation located in Calverton, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Adzone Research is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a

Form 10-QSB for the period ended September 30, 2007, which reported a net loss of over $1.1 million for the prior six months. As of March 4, 2013, Adzone Research's stock, symbol "ADZR," was traded on the over-the-counter markets.

Artcraft III, Inc. (Artcraft III), CIK No. 1294611, is a void Delaware corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Artcraft III is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 28, 2006, which reported a net loss of over $1,000 for the prior nine months.

Branded Media Corp. (Branded Media), CIK No. 80751, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Branded Media is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on September 21, 2006, which reported a net loss of over $14 million for the nine-month period ended June 30, 2006. As of March 4, 2013, Branded Media's stock, symbol "BMCP," was traded on the over-the-counter markets.

Capital Group One, CIK No. 1107772, is a dissolved Florida corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Capital Group One is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended February 28, 2007, which reported a net loss of $150 for the prior year.

Cyberworld Technologies, Inc. (Cyberworld Technologies), CIK No. 1080135, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cyberworld Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on April 12, 2001, which reported a net loss of over $16,000 for the nine-month period ended November 30, 2000.

Cyfit Wellness Solutions, Inc. (Cyfit Wellness), CIK No. 1092642, is a permanently revoked Nevada corporation located in Hauppauge, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cyfit Wellness is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $2.1 million for the prior nine months.

All remaining Respondents are delinquent in their periodic filings and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Adzone Research, Artcraft III, Branded Media, Capital Group One, Cyberworld Technologies, and Cyfit Wellness have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of each of these Respondents' registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Adzone Research, Inc., Artcraft III, Inc., Branded Media Corp., Capital Group One, Inc., Cyberworld Technologies, Inc., and Cyfit Wellness Solutions, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge